MM
KARTON AG

Report for the first three quarters of **2003**

- High profitability maintained in a strong 3rd quarter
- Operating profit again at last year's record level
- Third-quarter capacity utilization of MM board machines exceeds 2nd quarter
- Positive development of business in the folding carton sector
- Seasonally lower utilization expected during 4th quarter

dlw 1/5

Mayr-Melnhof Group Key Indicators

(US GAAP, unaudited)

(consolidated, in millions of EUR)	1st - 3rd Quarter Jan. 1 to Sept. 30, 2003	Jan. 1 to Sept. 30, 2002	+/–
Sales	1,007.9	940.4	+7.2%
EBITDA	165.4	169.7	-2.5%
EBITDA margin (%)	16.4%	18.0%	
Operating profit	105.3	105.2	+0.1%
Operating margin (%)	10.4%	11.2%	
Income before income taxes and minority interests	101.7	104.3	-2.5%
Income taxes	(36.1)	(37.7)	
Net income	64.7	66.2	-2.3%
Net income margin (%)	6.4%	7.0%	
Basic earnings per share (in EUR)	5.87	6.00	
Diluted earnings per share (in EUR)	5.86	6.00	
Cash earnings	129.3	133.0	-2.8%
Cash earnings margin (%)	12.8%	14.1%	
Capital expenditures	47.3	52.8	
Depreciation and amortization	63.1	64.2	

	Sept. 30, 2003	Dec. 31, 2002
Stockholders' equity (in millions of EUR)	612.6	572.0
Total liabilities and stockholders' equity (in millions of EUR)	1,212.4	1,175.2
Equity to total assets (%)	50.5%	48.7%
Net debt (in millions of EUR)	(79.9)	(40.1)
Enterprise value (in millions of EUR)	889.4	784.6
Employees	6,875	6,786

Dear Shareholders,

So far, positive signals from China and the US have had no impact on the eurozone economy. Economic policy has not been providing the necessary stimuli. Domestic demand remains sluggish and the overall situation still lacks a clear orientation. The flagging economic situation is also beginning to weaken the dynamic in most Central and Eastern Europe countries.

Against this background, your Company demonstrated a continuous robust development of earnings during the first three quarters of 2003. Cost reduction measures had absolute priority. In accordance with the Company's strategy, cartonboard production was adjusted to the order trend by increasing machine downtime during the second and third quarter in order to be able to retain the level of prices for cartonboard in Europe.

As the folding carton business predominantly focuses on non-durable consumer goods, it demonstrated a highly stable development and benefited especially from site specialization as well as from the successful development of the Graphia acquisition in the previous year.

Statement of Income

Consolidated sales rose by 7.2 % (EUR 67.5 million) to EUR 1,007.9 million (Q1-3 2002: EUR 940.4 million). This increase essentially results from the acquisitions in 2002.

At EUR 105.3 million, operating profit attained last year's record level (Q1-3 2002: EUR 105.2 million).

Net interest expense decreased by EUR 0.6 million in comparison with the previous year's level to EUR –0.6 million.

"Other-net" of EUR -3.0 million mainly includes the results from a valuation adjustment of the shares held in Reno de Medici S.A.

Income before income taxes and minority interests amounted to EUR 101.7 million (Q1-3 2002: EUR 104.3 million).

Income taxes stood at EUR 36.1 million, which is EUR 1.6 million less than the previous year's period. Optimizations in the third quarter resulted in an effective tax rate for the period of 35.5 % (Q1-3 2002: 36.1 %).

Net income amounted to EUR 64.7 million (Q1-3 2002: EUR 66.2 million).

Due to the share repurchase program, a basic weighted average of 11,019,332 shares were in circulation during the period under review. On this basis, the basic earnings per share reached EUR 5.87 compared to EUR 6.00 in the previous year's period.

Assets, Capital Resources and Liquidity

During the first three quarters of 2003, the Mayr-Melnhof Group's balance sheet total increased by EUR 37.2 million compared to December 31, 2002 and reached EUR 1,212.4 million. Stockholders' equity was up EUR 40.6 million to EUR 612.6 million. This change mainly results from the balance of the period net income of EUR 64.7 million and the dividend of Mayr-Melnhof AG in the amount of EUR 22.0 million. With an equity ratio of 50.5 %, the balance sheet structure remains very strong.

Interest-bearing liabilities to financial institutions are mainly long-term and could be reduced by EUR 22.4 million to EUR 163.0 million (December 31, 2002: EUR 185.4 million).

Total resources available to the Group leveled at EUR 258.4 million. This represents an increase by EUR 32.9 million (December 31, 2002: EUR 225.5 million). The balance of resources available and interest-bearing liabilities amounted to EUR 79.9 million (December 31, 2002: EUR 40.1 million). Consequently, the Group continues to have no net debt.

Cash Flow Development

The cash flow from operating activities totaled EUR 127.4 million (Q1-3 2002: EUR 126.9 million).

The cash flow from investing activities amounted to EUR 73.6 million, which is EUR 34.6 million below the previous year's level (Q1-3 2002: EUR 108.2 million). This change mainly derives from the decrease in disbursements for acquisitions. Capital expenditure have so far focused primarily on various projects in the stock preparation at MM-Karton.

The cash flow from financing activities was EUR 40.1 million after EUR 53.7 million in the first three quarters of 2002. This decrease mainly results from an inflow of funds in connection with the use of treasury stock for an acquisition as well as from a lower net repayment of liabilities to financial institutions (Q1-3 2003: EUR 20.7 million; Q1-3 2002: EUR 28.3 million).

Development in the Third Quarter

As expected, it remained necessary in the third quarter to adjust cartonboard production to market conditions by taking selective downtime. Capacity utilization of MM-Karton reached 91 % after 83 % in the second quarter. This improvement in comparison to the previous quarter resulted above all from an increase in sales in the non-European export markets. The price levels could by and large be maintained despite increasing pressure in Europe. MM-Karton's average revenue per ton, however, has fallen compared to the second quarter due to decreasing prices on non-European markets.

During the third quarter MM-Karton fully completed the sale of the remaining assets of the Swiss Emil Christ AG cartonboard mill which ceased production more than two

years ago. The resulting loss before taxes of EUR 1.7 million has been included in the item "Other operating (income) expense – net."

In the folding carton sector, both MM-Packaging and MM-Graphia were successful in continuing the positive development of business during the third quarter. In particular, MM-Graphia gained from increased sales of cigarette packaging, which were able to more than compensate this summer's reduction in chocolate packaging.

At EUR 34.8 million, the Group's operating profit was up EUR 3.7 million compared to the previous quarter (EUR 31.1 million). This improvement is mainly due to the increased profit contribution of MM-Graphia. As a result of tax optimization effects, the Group's tax rate came down to 27.8 % (2nd quarter 2003: 40.1 %). Therefore, period net income totaled EUR 25.8 million after EUR 16.7 million in the previous quarter or EUR 22.7 million in the third quarter of 2002.

Outlook

Ongoing stagnation in Western Europe, the main market of the Mayr-Melnhof Group, will continue to influence the demand for cartonboard and folding cartons during the coming months. Therefore, no change in customers' planning patterns in the near future is expected. Thus, the forecast horizon will remain extremely short term.

In mid-November, the order backlog of MM-Karton was still at an unaltered level. As in the past, it will remain our target to counter price erosion. Accordingly, cartonboard production will be adjusted to market conditions. For the fourth quarter, at any rate, capacity utilization is expected to be lower than in the third quarter due to seasonal reasons. On the cartonboard markets in the Middle and Far East, a change in the price situation is not expected.

In line with the development of the paper and cartonboard markets, we still consider the upward potential, in particular for waste paper prices, to be limited.

Regarding sales performance of MM-Packaging, we expect ongoing satisfactory utilization, despite increasing pressure on prices.
At MM-Graphia, we anticipate that the very satisfactory development in the third quarter will be followed by a temporary consolidation in the fourth quarter due to high stock resulting from the implementation of the EU directive on warning texts.

All Divisions will continue energetic implementation of cost saving programs.

Overall, we remain confident that we will be able to close the 2003 financial year with high level results.

Report on the Divisions

Interim reporting on the Divisions MM-Packaging and MM-Graphia, which were newly structured as from the 2002 full year, has commenced with the first quarter of 2003. Reporting on MM-Karton has remained unchanged in comparison with the previous periods.

Mayr-Melnhof Karton

For several quarters, the situation on the European cartonboard markets has been characterized by ongoing short-term, but continuous demand. On the Middle Eastern and Asian markets, it was possible to sell more cartonboard in the third quarter due to significant price concessions following a noticeable decline in orders during the first half-year. This can be interpreted as a harbinger of competition from the new Chinese board machines.

The average order backlog during the first three quarters of 2003 amounted to approximately 50,000 tons after 88,000 tons in the previous year, thus reflecting customers' sustained short-term planning. In line with the strategy to hold up the price structure through volume discipline, cartonboard production was adjusted to market conditions by selective downtime. This resulted in an 89 % capacity utilization at MM-Karton for the period from January to September 2003 (Q1-3 2002: 97 %).

Corresponding to the development of market demand, waste paper prices showed a fairly stable trend despite a short-term rise during the second quarter and an increase at the end of the third quarter, which had mainly seasonal reasons.

Production for the first nine months of 2003 was at approximately 1,088,000 tons. This is equal to a reduction by 2.1 % compared to the previous year (1,111,000 tons). At 1,082,000 tons, the volume dispatched was 2.6 % below the previous year's period, with Europe accounting for approximately 79 % of this amount (Q1-3 2002: 78 %).

Sales, however, decreased by only 2.1 % as it has been possible to maintain the average sales price above the level of the same period in 2002. Operating profit declined from EUR 72.0 million to EUR 62.2 million particularly as a result of increased machine downtime. This led to an operating margin of 10.7 % (Q1-3 2002: 12.2 %).

Performance Indicators MM-Karton (US GAAP, unaudited)

	1st - 3rd Quarter		
(in millions of EUR)	2003	2002	+/–
Sales[1]	579.0	591.4	-2.1%
Operating profit	62.2	72.0	-13.6%
Operating margin (%)	10.7%	12.2%	
Tonnage produced (in thousands of tons)	1,088	1,111	-2.1%

[1] including interdivisional sales

Mayr-Melnhof Packaging

During the first three quarters of 2003, MM-Packaging held up very well against a highly competitive European folding carton market and a weak economy in the major markets. Due in particular to the specialization of individual production sites in specific segments such as food, detergents, and specialty packaging as well as continuous investments in state-of-the-art technology, it has been possible to keep sales at a high level and to continue to improve efficiency in production. In line with overall European economic development, price competition has further increased since mid-year in the folding carton segment as well.

Approximately 235,000 tons of cartonboard were converted during the period from January to September 2003. Sales totaled EUR 301.3 million and operating profit reached EUR 19.0 million. Consequently, an operating margin of 6.3 % was achieved.

Performance Indicators MM-Packaging (US GAAP, unaudited)

(in millions of EUR)	1st - 3rd Quarter 2003	3rd Quarter 2003	2nd Quarter 2003	1st Quarter 2003
Sales[1)]	301.3	101.1	98.3	101.9
Operating profit	19.0	6.6	6.7	5.7
Operating margin (%)	6.3%	6.5%	6.8%	5.6%
Tonnage processed (in thousands of tons)	235	82	74	79

[1)] including interdivisional sales

Mayr-Melnhof Graphia

In the first three quarters of 2003, the market for cigarette packaging was characterized by high stability in Western Europe and by continued growth in Eastern Europe, with some significant regional differences. While Russia is temporarily losing dynamic, consumption is markedly up in the Ukraine. In addition, competition between the various brands has considerably increased.

In the market segment of high-grade confectionary packaging, demand continued to demonstrate a relatively stable development despite a decline in chocolate goods during the summer.

The converted tonnage of cartonboard and paper totaled approximately 70,000 tons. Sales for the first three quarters of 2003 reached EUR 200.1 million and operating profit amounted to EUR 24.1 million. This resulted in an operating margin of 12.0 %.

Performance Indicators MM-Graphia (US GAAP, unaudited)

(in millions of EUR)	1st - 3rd Quarter 2003	3rd Quarter 2003	2nd Quarter 2003	1st Quarter 2003
Sales[1)]	200.1	78.2	63.0	58.9
Operating profit	24.1	9.7	6.6	7.8
Operating margin (%)	12.0%	12.4%	10.5%	13.2%
Tonnage processed (in thousands of tons)	70	25	22	23

[1)] including interdivisional sales

Consolidated Statements of Income

(US GAAP, unaudited)

(all amounts in thousands of EUR except share and per share data)	3rd Quarter July 1 to Sept. 30, 2003	3rd Quarter July 1 to Sept. 30, 2002	1st - 3rd Quarter Jan. 1 to Sept. 30, 2003	1st - 3rd Quarter Jan. 1 to Sept. 30, 2002
Sales	347,781.1	340,410.6	1,007,916.2	940,369.1
Cost of sales	(261,712.9)	(253,709.2)	(761,679.6)	(689,690.0)
Gross margin	**86,068.2**	86,701.4	**246,236.6**	250,679.1
Selling, general and administrative expenses	(53,135.6)	(48,707.9)	(147,631.8)	(149,042.0)
Other operating income (expense) – net	1,934.3	(651.2)	6,744.8	3,534.2
Operating profit	**34,866.9**	37,342.3	**105,349.6**	105,171.3
Interest income	1,824.4	1,778.7	5,149.7	5,633.0
Interest expense	(1,679.5)	(2,416.0)	(5,741.8)	(6,784.6)
Equity income - net	150.1	59.4	64.6	491.7
Other – net	92.6	(576.7)	(3,079.5)	(181.6)
Income before income taxes and minority interests	**35,254.5**	36,187.7	**101,742.6**	104,329.8
Income taxes	(9,805.5)	(13,249.5)	(36,146.4)	(37,668.3)
Income before minority interests	**25,449.0**	22,938.2	**65,596.2**	66,661.5
Minority interests	317.3	(269.0)	(941.8)	(487.3)
Net income	**25,766.3**	22,669.2	**64,654.4**	66,174.2
Basic average number of shares outstanding (in thousands)	11,011.2	11,004.5	11,019.3	11,025.7
Basic earnings per share (in EUR)	**2.34**	2.06	**5.87**	6.00
Diluted average number of shares outstanding (in thousands)	11,058.5	11,009.4	11,027.2	11,030.6
Diluted earnings per share (in EUR)[1]	**2.33**	2.06	**5.86**	6.00

[1] On June 17, 2003, all issued and exercisable 50,000 options were exercised by the holder of the stock options. The Group recorded an additional compensation expense of thous. EUR 151.0 for awards paid in cash related to the options exercised. The options were exercised at a price of EUR 20.25 per share as a cash payment. Accordingly, the Group effected a payment of EUR 1.0 million. In addition an amount of thous. EUR 36.3 was paid to the option holder for reimbursement of the exercise price paid in prior years. Since June 17, 2003, no more exercisable or outstanding options have existed.

We refer to the explanations from the 2002 Annual Report as regards the US GAAP provisions on the determination of the earnings per share and the modalities of the stock options.

Consolidated Balance Sheets

(US GAAP, unaudited)

ASSETS (all amounts in thousands of EUR)	End 3rd Quarter Sept. 30, 2003	Year End Dec. 31, 2002
Current		
Cash and cash equivalents	161,701.9	149,147.1
Marketable securities	193.0	94.1
Trade accounts receivable, net of allowances for doubtful accounts	179,842.9	152,509.2
Inventories	152,101.0	152,442.0
Prepaid expenses and other current assets	52,178.5	53,292.1
Deferred income taxes	8,749.7	10,719.8
Total current assets	**554,767.0**	518,204.3
Investments and long-term financial assets	112,935.6	91,360.2
Property, plant and equipment – net	489,956.1	507,450.8
Deferred income taxes	369.5	428.4
Intangible assets - net, including goodwill of EUR 30,953.8 and EUR 30,982.3 in 2003 and 2002, respectively	37,826.9	40,932.7
Prepaid pension cost	16,524.0	16,835.0
Total assets	**1,212,379.1**	1,175,211.4

LIABILITIES AND STOCKHOLDERS' EQUITY (all amounts in thousands of EUR)	End 3rd Quarter Sept. 30, 2003	Year End Dec. 31, 2002
Current		
Trade liabilities	91,754.6	88,358.3
Accrued expenses and other liabilities	151,468.3	136,221.7
Deferred income	2,381.5	1,127.2
Deferred income taxes	1,187.3	1,221.2
Short-term borrowings	9,983.5	12,909.0
Current portion of long-term bank debt	61,241.5	64,548.3
Current portion of obligations under capital leases	8,321.4	8,726.3
Provisions for income taxes	43,711.0	41,625.4
Total current liabilities	**370,049.1**	354,737.4
Long-term debt	91,814.9	107,958.5
Obligations under capital leases	7,191.0	9,130.2
Other long-term liabilities	68,753.8	67,633.8
Deferred income taxes	53,501.6	55,453.7
Minority interests	8,446.0	8,269.9
Capital stock	87,240.0	87,240.0
Additional paid-in capital	169,213.4	169,594.3
Retained earnings	423,506.4	380,900.3
Accumulated other comprehensive loss	(14,236.3)	(9,025.0)
Treasury stock at cost	(53,100.8)	(56,681.7)
Stockholders' equity	**612,622.7**	572,027.9
Total liabilities and stockholders' equity	**1,212,379.1**	1,175,211.4

Consolidated Statements of Changes in Stockholders' Equity

(Condensed version US GAAP, unaudited)

	1st - 3rd Quarter					
(all amounts in thousands of EUR except per share data)	Capital stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock at cost	Total stockholders' equity
Balance at January 1, 2003	87,240.0	169,594.3	380,900.3	(9,025.0)	(56,681.7)	572,027.9
Comprehensive income:						
Net income			64,654.4			64,654.4
Other comprehensive income (loss)				(5,211.3)		(5,211.3)
Total comprehensive income						59,443.1
Dividend (EUR 2.00 per share)			(22,048.3)			(22,048.3)
Exercise of stock options		(448.0)				(448.0)
Sale of treasury stock		67.1			3,580.9	3,648.0
Balance at September 30, 2003	87,240.0	169,213.4	423,506.4	(14,236.3)	(53,100.8)	612,622.7
Balance at January 1, 2002	87,240.0	170,479.4	317,463.3	(294.5)	(51,350.6)	523,537.6
Comprehensive income:						
Net income			66,174.2			66,174.2
Other comprehensive income (loss)				(5,069.4)		(5,069.4)
Total comprehensive income						61,104.8
Dividend (EUR 1.80 per share)			(19,886.3)			(19,886.3)
Exercise of stock options		(885.1)				(885.1)
Purchase of treasury stock					(5,071.9)	(5,071.9)
Balance at September 30, 2002	87,240.0	169,594.3	363,751.2	(5,363.9)	(56,422.5)	558,799.1

Consolidated Statements of Cash Flows

(Condensed version US GAAP, unaudited)

	1st - 3rd Quarter	
(all amounts in thousands of EUR)	Jan 1 to Sept 30, 2003	Jan 1 to Sept 30, 2002
Cash flow from operating activities	127,420.8	126,871.7
Cash flow from investing activities	(73,577.8)	(108,166.4)
Cash flow from financing activities	(40,064.1)	(53,656.0)
Effect of exchange rate changes on cash and cash equivalents	(1,224.1)	(376.7)
Net change in cash and cash equivalents	**12,554.8**	(35,327.4)
Cash and cash equivalents at the beginning of the period	**149,147.1**	166,639.6
Cash and cash equivalents at the end of the period	**161,701.9**	131,312.2
Adjustments to reconcile cash and cash equivalents to total resources available to the Group:		
Current and non-current available-for-sale securities	96,703.9	78,203.3
Total resources available to the Group	**258,405.8**	209,515.5

The Management Board of Mayr-Melnhof Karton AG

Quarterly Overview

(US GAAP, unaudited)

MM Group

(in millions of EUR)	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003
Sales	294.4	305.6	340.4	325.3	340.4	319.7	347.8
EBITDA	54.7	54.3	60.7	53.6	58.3	50.6	56.5
EBITDA margin (%)	18.6%	17.8%	17.8%	16.5%	17.1%	15.8%	16.2%
Operating profit	34.5	33.3	37.4	30.5	39.4	31.1	34.8
Operating margin (%)	11.7%	10.9%	11.0%	9.4%	11.6%	9.7%	10.0%
Income before income taxes and minority interests	34.2	33.9	36.2	28.5	37.1	29.4	35.2
Income taxes	(12.2)	(12.2)	(13.3)	(11.1)	(14.5)	(11.8)	(9.8)
Net income	21.9	21.6	22.7	17.1	22.2	16.7	25.8
Net income margin (%)	7.4%	7.1%	6.7%	5.3%	6.5%	5.2%	7.4%
Basic earnings per share (in EUR)	1.98	1.96	2.06	1.57	2.02	1.51	2.34
Diluted earnings per share (in EUR)	1.98	1.96	2.06	1.57	2.01	1.52	2.33

Divisions

MM-Karton

(in millions of EUR)	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002	4th Quarter 2002	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003
Sales[1)]	189.5	207.2	194.7	187.3	203.4	182.0	193.6
Operating profit	25.4	24.7	21.9	22.4	25.9	17.8	18.5
Operating margin (%)	13.4%	11.9%	11.2%	12.0%	12.7%	9.8%	9.6%
Tonnage produced (in thousands of tons)	362	380	369	324	373	343	372

MM-Packaging

(in millions of EUR)	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003
Sales[1)]	101.9	98.3	101.1
Operating profit	5.7	6.7	6.6
Operating margin (%)	5.6%	6.8%	6.5%
Tonnage processed (in thousands of tons)	79	74	82

MM-Graphia

(in millions of EUR)	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003
Sales[1)]	58.9	63.0	78.2
Operating profit	7.8	6.6	9.7
Operating margin (%)	13.2%	10.5%	12.4%
Tonnage processed (in thousands of tons)	23	22	25

[1)] including interdivisional sales

Mayr-Melnhof Shares

Relative Performance of MM Shares 2003


140
130
120
110
100
90
80
70
MM
ATX
MSCI
(Europe/Forest Products and Paper)
Jan
Feb
March
April
May
June
July
Aug
Sep
Oct
31.12.2002 =100

Share price (closing price): as of Nov. 7, 2003	84.25 EUR		Number of shares issued	12,000,000
2003 High	87.60 EUR		Market capitalization	
2003 Low	68.40 EUR		as of Nov. 7, 2003	EUR 929 million

Share Repurchase Program

The Mayr-Melnhof Group has been repurchasing own shares since March 19, 2001. The maximum repurchase volume is limited to 1.2 million shares or 10 % of the capital stock. The previous repurchase program ended on November 14, 2003. The 9th Ordinary Shareholders' Meeting has authorized the Management Board to buy back own shares until November 13, 2004.

Until November 14, 2003, 975,848 own shares, representing 8.1 % of the capital stock, were acquired at a value of EUR 53.1 million including fees. All transactions are published on the Internet at **www.mayr-melnhof.com** .

Financial Calendar 2004

March 10, 2004	Preliminary consolidated results for 2003
April 27, 2004	Financial results for 2003
May 17, 2004	Results for the 1st quarter of 2004
May 18, 2004	10th Annual General Meeting
May 25, 2004	Ex-Dividend day
June 1, 2004	Dividend payment date
August 25, 2004	Results for the 1st half-year of 2004
November 23, 2004	Results for the first three quarters of 2004

Editorial information
Editor (publisher):
Mayr-Melnhof Karton AG
Brahmsplatz 6, 1041 Vienna, Austria

For further information, please contact:

Stephan Sweerts-Sporck
Investor Relations
Tel.: +43/ (0) 1 50 136 1180
Fax: +43/ (0) 1 50 136 1195

e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com